December 5, 2007

VIA EDGAR

Securities and Exchange Commission
100 "F" Street NE
Washington, D.C.  20549

Re:	Symetra Separate Account SL ("Registrant")   CIK:0000806180
	Form N-6
	File Nos. 333-137015/811-04909

Commissioners:

Pursuant to Rule 477 under Regulation C of the Securities and
Exchange Act of 1933, the Registrant requests that the above referenced Registration Statement, including all exhibits thereto (the "Registration Statement") be withdrawn. The Registration Statement was originally filed with the Securities and Exchange Commission on August 31, 2006 (Accession Number: 0000806180-06-000022) and made effective on December 20, 2006. The Registration Statement was amended pursuant to Rule 485(b) on April 30, 2007 (Accession Number: 0001104659-07-033227).

The Registrant seeks withdrawal of this Registration Statement and any and all amendments and definitive filings associated with it. The Registrant is combining the prospectus for this product with the registration statement for another variable life insurance product issued by the Registrant. The registration statement combining the above referenced filing is scheduled to be effective on December 1, 2007.

No securities have been sold in connection with this offering. Accordingly, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Thank you in advance for your prompt attention to this matter. Please call the undersigned at 425-256-5026 if you have any questions or comments.

Sincerely,

/s/   Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel